September 13, 2024
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Brunhofer
David Gessert
Sandra Hunter Berkheimer
Michelle Miller
Office of Crypto Assets

RE:    Robinhood Markets, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40691

Ladies and Gentlemen:

Robinhood Markets, Inc. (the “Company”, “Robinhood”, “we,” or “our”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in the Staff’s letter to the Company, dated August 22, 2024, in relation to the above-referenced filings and the Company’s prior response letters dated October 19, 2023, March 1, 2024 and June 17, 2024 (the “June Response Letter”).

We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page 115

1.We acknowledge your response to prior comment 3. In that response, you indicate that in the fourth quarter of 2022 you used a portfolio approach to determine that all platform users were customers. Please address the following (referencing, where appropriate, the authoritative literature you rely upon to support your position):

• Tell us why it is appropriate to use a portfolio approach to identify customers. In this regard, ASC 606-10-10-4 includes a practical expedient to use a portfolio approach to recognize revenue on a portfolio of existing contracts or performance obligations, but not to identify which party is the customer.

Response:

The Company respectfully notes that it is not using the portfolio approach practical expedient as described per ASC 606-10-10-4. Instead, the phrase used in the June Response Letter relates to the Company’s portfolio of products it offers to its users and is used to address how the Company determined that all users were customers, as further described below.

The Company began offering, and users began adopting, more products that established a customer relationship with users. The ability to track each individual user’s interaction with these products became more difficult and doing so was operationally unsustainable. At the same time, the Company had introduced or was planning to introduce new incentives to users such as retirement contribution matches and account transfer matches that deposited money directly into users’ accounts. In order for those incentives to be properly recorded as a reduction of revenue or operating expense, it would have been operationally burdensome to track the recipient of those incentives, and determine each reporting period whether they were given to a user who became a customer through any one of the Company’s portfolio of products or a user who was not a customer. In addition, the Company observed that the vast majority of incentives paid were earned by users who had already met the definition of a customer by being a Robinhood Gold subscriber or cardholder under one of the Company’s card programs and were thus already being recorded as a reduction of revenue.1

Based on the above, it was no longer practical from an operational sense nor material to users of the Company’s financial statements that the Company track whether users had yet met the definition of a customer individually to differentiate incentives to be recorded as a reduction of revenue or operating expense. Since an increasing number of users had met or were expected to eventually meet the definition of customer through the new products the Company had introduced or planned to introduce the Company believed it was appropriate to categorize all users as customers in Q4 2022 in order to apply the guidance in ASC 606-10-32-25.

• Clarify for us how you applied the portfolio approach. In your response, tell us whether you assessed all users or a statistical sample of users at initial application of the portfolio approach. Also tell us whether 100% of the users (or those in the
1 A retrospective review of incentives recognized as contra revenue during the years ended December 31, 2022 and 2023, found that approximately 80% of the total contra revenue recognized each year was attributed to either a Robinhood Gold customer or a user of one of the Company’s card programs.

statistical sample) at that time were customers in one sense or another to support your assertion that all users are customers.

Response:

As discussed above, the Company respectfully notes that it is not using the portfolio approach practical expedient as described per ASC 606-10-10-4.

• Elaborate on why you believe holders/users of the Robinhood Cash Card and Spending Account program, the X1 credit card, and the Robinhood Gold Credit Card are your customers under GAAP. In your response tell us why your banking partners who pay the interchange fees are not your customers and explain how this determination differs from your conclusion that the market makers, and not platform users, are your customers in your pay for order flow transactions.

Response:

The Company respectfully advises the Staff that it performs its accounting analysis of products and services that the Company offers through the applicable accounting guidance using its best judgement based on the discrete facts and circumstances of those offerings. While there are some similarities between the Company’s card programs and payment for order flow transactions, there are also significant differences between the two transaction types, including but not limited to transaction participants, contracts between those participants, regulatory frameworks and industry practice that impact the ultimate conclusion of the Company’s accounting analysis. We analyze each transaction type independently, considering the applicable accounting guidance, interpretations from the American Institute of Certified Public Accountants and industry practices. The Company does not believe the conclusion regarding customer identification needs to be consistent between the card programs and payment for order flow given the analysis described below and the aforementioned differences in the transactions.

For the Company’s card programs, as part of its ordinary business activities, the Company interacts with various parties in the payment ecosystem to process transactions on behalf of the Company’s users (i.e., cardholders). The Company connects its cardholders to its partner banks and merchants as part of enabling card payment transactions. Users obtain the Company’s services (i.e., authorization and transaction processing of cardholder transactions) in exchange for consideration (i.e., interchange fees). Interchange fees are only realized when cardholders use their cards to purchase a merchant’s goods or services, and cardholders can only use their cards to complete purchases if the Company performs its services of authorization and transaction processing, which are ongoing and central operations of the Company. As such, the Company considers its cardholders to be customers.

The Company further considers whether its banking partners may be customers rather than the users/cardholders (i.e., whether the interchange fees remitted by the banking partners to the Company are in exchange for a marketing or referral service). The Company determines the characteristics of the card product offerings to its cardholders and is responsible for providing access to the payments ecosystem and the authorization and settlement of transactions to its cardholders. The banking partners’ roles, which include card issuance and the use by the Company of their memberships in the payment network, are only a component of the overall arrangement and promise to the cardholder. The banking partners also can be changed at the discretion of the Company. As such, the Company does not believe the partner banks are customers under ASC 606, but rather vendors of the Company.

Based upon the above analysis, the Company determined that payments made to cardholders under the card rewards programs should be treated as consideration payable to a customer per ASC 606-10-32-25. However, the Company notes that, Financial Accounting Standards Board/International Accounting Standards Board Transition Resource Group for Revenue Recognition paper on consideration payable to a customer (TRG Agenda ref 37) states that “a payment to a customer's customer would be considered a payment to a customer if the entity has a contractual agreement with its customer to provide consideration to that customer's customer.” As result, the Company believes that even if the customer determination in our credit card programs should change (i.e., the Company should consider its banking partners rather than its cardholders to be customers) there would be no impact to the previous accounting treatment of payments made to cardholders under the card reward programs.

• Elaborate on why it is appropriate to consider a new user who deposits money or transfers outside holdings into their account a GAAP customer merely because they have access to your full suite of products or features.

Response:

As discussed above, the Company respectfully notes the ability to track each individual user’s interaction with the Company’s products and services to determine if and when they met the definition of a customer became increasingly more difficult and doing so was operationally unsustainable. At the same time, the Company had to determine a point in time in which users were considered customers in order to properly account for incentives paid to users, which are often earned on deposit of funds or transfers of outside brokerage accounts onto the platform. The Company determined that new users who deposited money or transferred outside holdings had the intent and ability to access all products that could create a customer relationship as described above. Additionally, as noted above, the Company considered as part of this conclusion that the majority of incentives were being paid to users who had previously met the definition of a customer. Therefore, the Company determined that the deposit of money or the transfer of outside holdings into their Robinhood account was the best point in time to define a user as a customer.

If you require additional information, please contact me at christina.lai@robinhood.com or (650) 507-5189.

Sincerely,

/s/ Christina Y. Lai

Christina Y. Lai
Vice President, Deputy General Counsel and Corporate Secretary

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